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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68386

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BCMS Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue, 27th Floor
(No. and Street)

New York, NY 10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George   (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman, Koenigsberg & Parker, LLP
(Name - if individual, state last, first, middle name)

1675 Broadway, 20th Floor, New York, NY 10019
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See section 240 17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BCMS Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Robert Goldsmith

Robert Goldsmith, President & CEO

Notary not available due to COVID-19

Notary Public

This report contains (check all applicable boxes):

(x)   (a)   Facing page.
(x)   (b)   Statement of Financial Condition.
(x)   (c)   Statement of Income (Loss).
(x)   (d)   Statement of Cash Flows.
(x)   (e)   Statement of Changes in Stockholders' Equity.
( )   (f)   Statement of Changes in Subordinated Liabilities
                     (not applicable)
(x)   (g)   Computation of Net Capital
                Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )   (h)   Computation for Determination of Reserve Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
                applicable)
( )   (i)   Information Relating to the Possession or Control Requirements
                for Brokers and Dealers Pursuant to Rule 15c3-3 under the
                Securities Exchange Act of 1934 (not applicable).
( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net
                Capital Under Rule 15c3-1 and the Computation for Determination of the
                Reserve Requirements Under Rule 15c3-3
( )   (k)   A Reconciliation Between the Audited and Unaudited Consolidated Statements
                of Financial Condition With Respect to Methods of Consolidation (not
                applicable).
(x)   (l)   An Oath or Affirmation.
( )   (m)   A Copy of the SIPC Supplemental Report.
(x)   (n)   Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)   (o)   Management's assertion letter regarding 15c3-3 Exemption Report

BCMS CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2020

BCMS CAPITAL ADVISORS, LLC

TABLE ON CONTENTS



SKP | Spielman Koenigsberg & Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC, as of December 31, 2020, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on BCMS Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BCMS Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1675 Broadway, 20th Floor, New York, NY 10019 | T. 212. 453. 2500 | F: 212. 453. 2550 | SKPNY.COM



SKP | Spielman Koenigsberg
& Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Report on Supplemental Information

The Schedule of Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker LLP

We have served as BCMS Capital Advisors, LLC's auditor since 2010.

New York, New York
March 1, 2021

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets

Current		
Cash	$	144,147
Accounts receivable		1,121,222
Total assets	**$**	**1,265,369**

Liabilities

Accounts payable and accrued expenses	$	6,330
Due to parent company		38,125
Total liabilities		44,455
Member's equity		1,220,914
Total liabilities and member's equity	**$**	**1,265,369**

The accompanying notes are an integral
part of these financial statements.

3

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2020

Revenue	
Advisory services	$ 4,779,663
Interest	91
Total revenue	$ 4,779,754
Expenses	
Salaries and related taxes	$ 606,905
Professional fees	184,631
Rent expense	143,509
Guaranteed payments	117,258
General and administrative	19,980
Insurance	15,791
Regulatory fees	15,169
Total expenses	1,103,243
Income from operations	3,676,511
Provision for income tax	
Local income tax (benefit)	(15,000)
Net income	$ 3,691,511

The accompanying notes are an integral
part of these financial statements.

4

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2020

Member's equity, beginning of year	$	521,149
Capital distributions		(2,991,746)
Net income		3,691,511
Member's equity, end of year	$	1,220,914

The accompanying notes are an integral
part of these financial statements.

5

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 3,691,511
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in:	
Prepaid expense	310
Accounts payable and accrued expense	(468)
Income tax payable	(15,000)
Increase in:	
Due to parent company	22,440
Accounts receivable	(1,121,222)
Net cash provided by operating activities	2,577,571
Cash flows from financing activities:	
Capital distributions	(2,991,746)
Net cash used in financing activities	(2,991,746)
Net decrease in cash	(414,175)
Cash, beginning of year	558,322
Cash, end of year	$ 144,147

The accompanying notes are an integral part of these financial statements.

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a wholly owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of business and securities transactions. There were no unsatisfied performance obligations at December 31, 2020.

The Company's advisory revenue consist of success fees and deferred fees. Success fees consist of contractually agreed upon percentage of consideration transferred between buyers and sellers for transactions facilitated by the Company. These success fees cannot be less than a contractually agreed upon amount, which varies among contracts. Deferred fees are generally structured as a percentage of seller's notes, earn out fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnities. There were no unsatisfied performance obligations at December 31, 2020.

Income Taxes

The Company is a disregarded entity for federal, state and local tax purposes and income taxes are calculated as if the Company filed a separate tax return.

In accordance with US GAAP, the Company applied the standard related to accounting for uncertainty in income taxes and the related disclosures in 2020. The Company has assessed its income tax positions and has recorded no tax liability based upon management's evaluation of the facts, circumstances, and information available at the reporting date. No uncertainties exist that will materially affect management's evaluation at December 31, 2020.

The tax years of 2018, 2019 and 2020 remain subject to examination by federal, state, and local taxing authorities.

Accounts Receivable

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance of doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions and evaluates credit risks associated with its customers on a continuous basis. Accordingly, no allowance for uncollectible accounts receivable is required at December 31, 2020. There were $1,121,222 accounts receivable outstanding as of December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Exemptive Provisions

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073 as Non-Covered Company. The Company does not receive, hold or handle customer funds or securities and is not required to include Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements.

3. Concentration of Credit Risk

The Company transacts business with several customers and discloses any concentration in revenue from those customers. The Company recognized revenue from transactions with fifteen non-recurring customers during the year ended December 31, 2020.

The Company maintains its cash balance at a financial institution located in the New York metropolitan area which is insured by the Federal Deposit Insurance Corporation ("FDIC").

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $99,692 as of December 31, 2020. The Securities and Exchange Commission required net capital was $5,000 and excess net capital was $94,692 as of December 31, 2020.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company, including guaranteed payments to the company's president, and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The total expenses allocated to the Company from the Parent were $865,056 for the year ended December 31, 2020. There was $38,125 outstanding balance payable to the Parent as of December 31, 2020.

The Company maintains a related party relationship with BCMS Corporate NA, Ltd, an entity in which the Company's president has a significant ownership share. The Company is charged certain expenses related to the facilitation of securities transactions by the Company in which BCMS Corporate NA, Ltd provides services. The total expenses allocated to the Company from BCMS Corporate NA, Ltd were $231,013. There was no outstanding balance payable to BCMS Corporate NA, Ltd as of December 31, 2020.

The Company and the affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were unaffiliated.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date between the buyer and seller. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels.

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

8. Subsequent Events

The Company has evaluated subsequent events through March 1, 2021, the date on which the financial statements were available to be issued and determined there were no events that require to be measured or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2020

Member's equity	$ 1,220,914
Less: nonallowable assets:	
Total non-allowable assets	(1,121,222)
Net capital	99,692
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	$ 94,692
Schedule of Aggregate Indebtedness	
Total liabilities	$ 44,455
Aggregate indebtedness	$ 44,455
Ratio of aggregate indebtedness to net capital	.45 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing (as amended) as of December 31, 2020.

See the Report of Independent Registered Public Accounting Firm



SKP | Spielman Koenigsberg
& Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) BCMS Capital Advisors, LLC (the "Company) does not claim an exemption from 17 C.F.R. § 15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of 2013 SEC Release 34-70073. (2) The Company is engaged in private placement of securities and corporate consulting. (3) As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker LLP

New York, New York
March 1, 2021

1675 Broadway, 20th Floor, New York, NY 10019 | T: 212. 453. 2500 | F: 212. 453. 2550 | SKPNY.COM

BCMS CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
For the Year Ended December 31, 2020

BCMS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1.) The Company does not claim an exemption from 17 C.F.R. 240,15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.
2.) The Company is engaged in private placement of securities and corporate consulting.
3.) As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception.

I, Robert Goldsmith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Goldsmith

Robert Goldsmith, President

Date: 2/25/2021